United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: January 26th, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Pro forma historical net sales and income from operations
excluding power system activities following sale to Ripplewood

Paris, January 26, 2005 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and Ripplewood today announced the completion of Alcatel’s sale of its power system activities to Ripplewood. This business will be accounted for as discontinued operations from January 1, 2004 to December 31, 2004.

For comparison purposes, the table below gives quarterly pro forma net sales and income (loss) from operations deconsolidating power system for the first 3 quarters of 2004 and for 2003.

The business sold to Ripplewood was reported in the fixed communications group.

Alcatel will report fourth quarter and full year 2004 results on February 3, 2005, which will be in line with the current structure.

(in Euro millions)	2003				2003	2004
	Q1(1)	Q2(2)	Q3(2)	Q4(3)	12M	Q1(3)	Q2(4)	Q3(5)
Pro-forma
Sales *	2,616	2,829	2,718	3,443	11,606	2,533	2,911	3,009
Income from operations *	(103)	47	171	334	449	104	211	270
Pro-forma adjustments after power system activities’ disposal to Ripplewood
Sales	(37)	(37)	(35)	(45)	(154)	(37)	(40)	(35)
Income from operations	1	1	(1)	(4)	(3)	—	(2)	(1)

* Sales and income from operations excludes for comparison purposes power systems, mobile phones, optical fiber, SAFT and Optronics as follows:

(1)	restated for power systems, mobile phones, optical fiber, SAFT and Optronics

(2)	restated for power systems, mobile phones, optical fiber and SAFT

(3)	restated for power systems, mobile phones and optical fiber

(4)	restated for power systems and mobile phones

(5)	restated for power systems

You will find below a summary of the recent changes in Alcatel structure :

Activity	Transaction	Date of closing
Electrical power system	Disposal to Ripplewood	January 26, 2005

Mobile Phones	Joint venture with TCL (55% for TCL, 45% for Alcatel)	August 31, 2004

Optical fiber	Combination of Draka’s and Alcatel’s optical fiber and communication cable businesses (50,1% for Draka, 49,9% for Alcatel)	July 1, 2004

Battery (SAFT)	Disposal to Doughty Hanson	January 14, 2004

Optical components (Optronics)	Disposal to Avanex (28% for Alcatel)	July 31, 2003

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel: + 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Régine Coqueran / HQ	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel: +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com